FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 5 October 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

International Power plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) A/c 914945     528,663
HSBC Global Custody Nominee (UK) A/c 923363     622,527
HSBC Global Custody Nominee (UK) A/c 942229     1,441,726
HSBC Global Custody Nominee (UK) A/c 942217     1,197,628
HSBC Global Custody Nominee (UK) A/c 942205     1,693,529
HSBC Global Custody Nominee (UK) A/c 942175     1,444,592
HSBC Global Custody Nominee (UK) A/c 942187     1,432,885
HSBC Global Custody Nominee (UK) A/c 775245     5,545,082
HSBC Global Custody Nominee (UK) A/c 130007     200,000
HSBC Global Custody Nominee (UK) A/c 357206     34,076,050
HSBC Global Custody Nominee (UK) A/c 866197     258,818
HSBC Global Custody Nominee (UK) A/c 904332     298,691
HSBC Global Custody Nominee (UK) A/c 916681     75,050
HSBC Global Custody Nominee (UK) A/c 922437     8,200
HSBC Global Custody Nominee (UK) A/c 969995     3,446,441
HSBC Global Custody Nominee (UK) A/c 282605     3,206,298
HSBC Global Custody Nominee (UK) A/c 360509     2,196,733
HSBC Global Custody Nominee (UK) A/c 766793     425,700
HSBC Global Custody Nominee (UK) A/c 824434     125,653
HSBC Global Custody Nominee (UK) A/c 924422     555,228

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

Not known

11. Date company informed

4 October 2005

12. Total holding following this notification

58,779,494

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Investors - Aarti Singhal +44 20 7320 8681

16. Name and signature of authorised company official responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

5 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary